Filings under Rule 425
under the Securities Act of 1933
and deemed filed under Rule 14a-6
of the Securities Exchange Act of 1934, as amended
Filing by: Conatus Pharmaceuticals Inc.
Subject Company: Conatus Pharmaceuticals Inc.
SEC File No.: 001- 36003

May 1, 2020

URGENT – PLEASE VOTE YOUR SHARES TODAY

Dear Fellow Shareholder,

I am writing to remind you that the Special Meeting of Conatus Pharmaceuticals Inc. (“Conatus”) to approve the merger with Histogen Inc. and related matters is scheduled for May 7, 2020.

Your vote is important, regardless of the number of shares you own. Please take a moment to vote your shares via the Internet, telephone OR sign, date and return the enclosed form of proxy, at your earliest convenience. Please note that voting by telephone or on the Internet will require that you have your proxy control number available. That number is printed on the enclosed form of proxy, or in an email if you elected to receive proxy materials electronically. Voting promptly will help reduce solicitation costs and eliminate the need for follow-up phone calls or mailings.

Your Board of Directors urges you to vote “FOR” all proposals.

FAILURE TO RETURN YOUR FORM OF PROXY OR A VOTE VIA THE INTERNET OR TELEPHONE MAY RESULT IN THERE NOT BEING A QUORUM PRESENT, THUS PREVENTING THE MEETING FROM OCCURRING.

PLEASE TAKE THE TIME TO VOTE TODAY.

If you have any questions or require assistance in voting your shares, please call Conatus’ proxy solicitor, Laurel Hill Advisory Group, LLC (“Laurel Hill”), at 1-888-742-1305.

You may receive a call asking you to exercise your right to vote. Laurel Hill has been retained by Conatus to make follow-up phone calls to help secure the remaining votes needed for the Special Meeting.

Thank you for taking time to vote and for your continued interest in Conatus.

Very truly yours,

Steven J. Mento, Ph.D.

President and Chief Executive Officer

If you need assistance in voting your shares, please call our proxy solicitor, Laurel Hill Advisory Group, at 1-888-742-1305.

16745 West Bernardo Drive, Suite 250, San Diego, CA 92127	www.conatuspharma.com